UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

DIANA CONTAINERSHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2069P101
(CUSIP Number)

James Gilmore 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, New York 10016 646.216.7044	with a copy to: Peter D. Greene, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 646.414.6908
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2069P101
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
12 West Capital Management LP

2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions):
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization:
Delaware, United States

Number of	7. Sole Voting Power:	18,535,735**
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	18,535,735**
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
18,535,735**
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11):
25.3%**
14. Type of Reporting Person (See Instructions):
IA

** 12 West Capital Management LP (the “Reporting Person”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”, and together with 12 West Onshore Fund, the “Funds”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Diana Containerships Inc. (the “Issuer”) held by the Funds. The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person.

As of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), 12 West Onshore Fund holds 12,277,560 shares of common stock of the Issuer, par value $0.01 per share (the “Shares”), and 12 West Offshore Fund holds 6,258,175 Shares.

Based on information disclosed by the Issuer, including in the Issuer’s Registration Statement on Form F-3, filed with the Securities and Exchange Commission on July 30, 2014, there were 73,158,991 Shares deemed issued and outstanding as of the Filing Date. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person is deemed to beneficially own 18,535,735 Shares, or 25.3% of the Shares deemed issued and outstanding as of the Filing Date.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

This statement on this Amendment No. 1 to Schedule 13D is being filed by 12 West Capital Management LP, a Delaware limited partnership (the “Reporting Person”), with respect to 18,535,735 Shares of which the Reporting Person has sole dispositive and voting power by reason of serving as the investment manager to: (i) 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”); and (ii) 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”, and together with 12 West Onshore Fund, the “Funds”). The general partner of the Reporting Person is 12 West Capital Management, LLC, a Delaware limited liability company (the “General Partner”). Joel Ramin, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person. Such managerial activity constitutes the principal occupation of Mr. Ramin. Mr. Ramin is a citizen of the United States of America.

The principal business address for the Reporting Person, the General Partner and Mr. Ramin is 90 Park Avenue, 41st Floor, New York, New York 10016. The Reporting Person, on behalf of certain funds and accounts that it manages, is principally engaged in the investment in property of all kinds, including, without limitation, securities of whatever kind and nature. The principal business of the General Partner and Mr. Ramin is to operate the Reporting Person and its affiliated entities.

To the best of the Reporting Person’s knowledge, none of the Reporting Person, the General Partner nor Mr. Ramin has, during the last five (5) years, been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

All of the funds used in making the purchase of the Shares described in this Amendment No. 1 to Schedule 13D were purchased by the Funds with cash from the assets of the Funds for an aggregate amount of $46,054,829.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Based on information disclosed by the Issuer, including in the Issuer’s Registration Statement on Form F-3, filed with the Securities and Exchange Commission on July 30, 2014, there were 73,158,991 Shares deemed issued and outstanding as of the filing date of this Amendment No. 1 to Schedule 13D (the “Filing Date”). As of the Filing Date, 12 West Onshore Fund holds 12,277,560 Shares, and 12 West Offshore Fund holds 6,258,175 Shares. The Reporting Person, in its capacity as the investment manager of each of the Funds, has the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Funds. Accordingly, as of the Filing Date, for purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 18,535,735 Shares, or 25.3% of the Shares deemed issued and outstanding as of the Filing Date. This report shall not be deemed an admission that the Reporting Person, each Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1933, as amended (the “Securities Act”) or for any other purpose.

The following table details the transactions by the Reporting Person, on behalf of the Funds, in Shares during the period commencing sixty (60) days prior to December 15, 2014 (the “Effective Date”), and from the Effective Date through the Filing Date:

Date	Price per Share	Type of Transaction	Number of Shares
11/26/14	$2.29	Open Market Purchase	200,000
12/1/14	$2.16	Open Market Purchase	32,536
12/2/14	$2.17	Open Market Purchase	14,103
12/3/14	$2.10	Open Market Purchase	68,905
12/4/14	$2.15	Open Market Purchase	7,491
12/5/14	$2.15	Open Market Purchase	38,263
12/8/14	$2.11	Open Market Purchase	121,404
12/9/14	$2.13	Open Market Purchase	42,918
12/10/14	$2.14	Open Market Purchase	36,147
12/11/14	$2.12	Open Market Purchase	49,876
12/12/14	$2.12	Open Market Purchase	63,634
12/15/14	$2.12	Open Market Purchase	93,002
12/16/14	$2.12	Open Market Purchase	101,900
12/17/14	$2.12	Open Market Purchase	8,700
1/9/15	$2.12	Open Market Purchase	387,654
1/12/15	$2.25	Open Market Purchase	80,136
1/13/15	$2.37	Open Market Purchase	221,950
1/14/15	$2.51	Open Market Purchase	530,861

Except as set forth in this Amendment No. 1 to Schedule 13D, none of the persons identified in Item 2 of this Amendment No. 1 to Schedule 13D has engaged in any transaction in Shares, or securities convertible for Shares, during the period commencing sixty (60) days prior to the Effective Date, and from the Effective Date through the Filing Date.

Other than the persons identified in Item 2 of this Amendment No. 1 to Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2015

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

	By:	/s/ Joel Ramin
Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)